

July 20, 2012

Via E-mail
Andrew S. Howell
President and Chief Executive Officer
Federal Home Loan Bank of Cincinnati
1000 Atrium Two, P.O. Box 598
Cincinnati, Ohio 45201-0598

> **Re:** **Federal Home Loan Bank of Cincinnati**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **File No. 000-51399**

Dear Mr. Howell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 4

Organizational Structure, page 4

1. In future filings, please describe the "standard eligibility requirements" that prospective members must meet in order to apply for membership and the "certain statutory criteria" that must be met by housing associates in order for them to be eligible to borrow from the Federal Home Loan Bank.

Business Activities, page 5

Investments, page 9

2.   Please revise this section to more clearly outline the types of securities that you are both permitted and prohibited from holding, including restrictions on foreign investments. Quantify the extent of your foreign lending, both secured and unsecured. Separately disclose the extent to which you provide unsecured lending, such as Federal Funds sold or certificates of deposit, to members. Provide quantification if applicable, and clearly describe the parameters for such lending to members versus non-members.

Item 1A. Risk Factors, page 17

"Changes in interest rates and mortgage prepayment speeds could significantly …" page 19

3.   We refer to your disclosure that "[e]xposure to unhedged changes in mortgage prepayment speeds is one of [y]our largest ongoing risks." We also note your disclosure on page 26 that during 2011 lower mortgage rates have accelerated actual and projected mortgage prepayment speeds. In future filings, please provide risk factor disclosure that quantifies the portion of your mortgage portfolio that is considered "unhedged."

"Members face increased regulatory scrutiny, especially from the FDIC…" page 19

4.   In future filings, please provide greater detail and specificity as to how the regulatory initiatives you reference in this section could negatively impact your Mission Asset Activity. For example, please describe the "already implemented increased FDIC assessments for large financial institutions that utilize Advances," which you reference on page 26.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 22

5.   We note your discussion throughout the filing of the importance of dividends as a return on member stockholder's capital investment, as well as your statement on page 22 that your board of directors "has discretion to declare or not declare dividends and to determine the rate of any dividend declared." Please expand your disclosure to discuss the process undertaken by the board and the factors considered in determining dividend rates per quarter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 24

Strategic/Business Risk, page 26

6.   Please expand your disclosure to describe any distinctions in underwriting criteria, including policies regarding forms of collateral that may be pledged, between advances made to members and nonmembers.

Item 10. Directors, Executive Officers and Corporation Governance, page 144

Nomination and Election of Directors, page 144

7.   We note that Finance Agency regulations govern the eligibility requirements for your directors and that you have provided expanded disclosure pursuant to Regulation S-K Item 401(e) with respect to your independent directors only. In future filings, please explain in greater detail how the selection process for independent directors differs from that for member directors. For example, please confirm, if true, while the Bank does not know what factors its member institutions considered in nominating candidates for member directorships or in voting to elect member directors, it is aware of such factors as part of the selection process for independent directors. Additionally, please add disclosure that explains how the Board may choose to fill a director vacancy. We note in this regard your disclosure on page 144 that the Board filled a director vacancy in October 2011 "[a]s permitted by regulation."

Item 13. Certain Relationships and Related Transactions…, page 159

Transactions with Related Persons, page 159

8.   We note your disclosure that transactions with related persons "are reviewed and approved by [y]our management in the normal course of events so as to assure compliance with Finance Agency Regulations." We also note your disclosure under "Note 23 – Transactions with Stockholders" on page 141. In future filings, please provide the representations set forth in Instruction 4.c.ii to Regulation S-K Item 404(a) that addresses loans made to related persons. Additionally, please reconcile your disclosure on page 163 that you review transactions with members holding five percent or more of your capital stock as related person transactions with your disclosure on pages 89 and 141, which indicates that you define related parties as "those members with more than 10 percent of the voting interests of [your] capital stock outstanding." In this regard, please refer to Instruction 1.b.i to Regulation S-K Item 404(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director